Nasdaq Regulation

Yolanda Goettsch
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

November 9, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 9, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from TS Innovation Acquisitions Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock and
one-third of one redeemable warrant
Class A Common Stock, par value $0.0001 per share, and
Warrants, each whole warrant exercisable for one share of Class A
common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

